

Mail Stop 3628

July 27, 2016

<u>Via E-mail</u>
Steven C. Poling
Assistant Secretary
Daimler Retail Receivables LLC
36455 Corporate Drive
Farmington Hills, MI 48331

> **Re: Daimler Retail Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed June 29, 2016**
> **File No. 333-212311**

Dear Mr. Poling:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1.   Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

2.   We note that assets in the pool may be delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to General Instruction I.B.1(e) of Form SF-3.

Form of Prospectus

Risk Factors

Losses on the receivables may be affected disproportionately because of geographic concentration of the receivables, page 24

3.   We note your risk factor that the pool contains a high concentration of receivables related to obligors located in certain states and that events in those states may adversely affect the notes. Please include bracketed disclosure indicating that, if 10% or more of the receivables are or will be located in any one state or geographic region, you will describe the factors specific to such state or region that may materially impact the receivables or cash flows. Refer to Item 1111(b)(14) of Regulation AB.

The Trustees

The Indenture Trustee, page 37

4.   We note your disclosure that the indenture trustee "will be under no obligation to exercise any of the rights or powers vested in it by the indenture or to institute, conduct or defend any litigation under the Indenture… (other than those relating to an asset representation review demand) at the request, order or direction of any of the Noteholders, unless those Noteholders have offered to the Indenture Trustee security or indemnity satisfactory to it…." We note a similar discussion with respect to the owner trustee on page 37. Please tell us why such contractual provisions would not undermine the trustees' duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution.

The Asset Representations Reviewer, page 40

5.   Please revise to clarify that any resignation, removal or appointment of an asset representations reviewer will be reported in a timely Form 10-D filing. Refer to Item 1122(d)(2) of Regulation AB.

The Receivables Pool

Review of Receivables, page 62

6.   We note your statement that third parties will assist the depositor in certain aspects of the asset review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. Refer to Section II.H.1 of the

Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

MBFS USA Must Repurchase Certain Receivables, page 63

7. We note your statement on page 64 that "a Noteholder may make a request or demand that a Receivable be repurchased due to a breach of a representation made about the Receivables and the Indenture Trustee will notify MBFS USA of any Noteholder's or Note Owner's request or demand it receives." Please revise this statement to clarify that a noteholder or note owner may make repurchase requests directly to the seller.

Static Pools, page 64

8. We note your bracketed disclosure that you will insert any specific terms showing material differences between the receivables and the static pools. Please confirm that, for each takedown, you will provide the prospectus disclosure required by Item 1105 of Regulation AB, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristic and any terms or abbreviations used, as well as a description of how the static pool differs from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.

Asset Representations Review

Delinquency Trigger, page 65

9. Please revise to provide information about whether charged-off receivables and/or receivables related to repossessed vehicles are included in determining whether the delinquency trigger has been met for each monthly reporting period.

Asset Representations Review Process, page 66

10. Please revise your disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent (rather than on each receivable that is "more than 60 days delinquent"), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page II-2

11. Please revise to remove the undertaking under Item 512(i) of Regulation S-K. Registrants offering asset-backed securities on Form SF-3 must now rely only on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Siegfried P. Knopf, Esq., Sidley Austin LLP